

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2014

<u>Via Email</u>
Clyde Hosein
Executive Vice President and Chief Financial Officer
RingCentral, Inc.
1400 Fashion Island Boulevard, Suite 700
San Mateo, California 94404

   Re: **RingCentral, Inc.**
     Form 10-K for the fiscal year ended December 31, 2013
     Filed February 26, 2014
     File No. 001-36089

Dear Mr. Hosein:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Maryse Mills-Apenteng

           Maryse Mills-Apenteng
           Special Counsel

cc: <u>Via Email</u>
   Bruce Johnson, Associate General Counsel
   Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati